                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                   F O R M   6 - K


[X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934
    For the six month period ended June 30, 1997.





                                    GOLDCORP INC.
               --------------------------------------------------------
                (Exact name of registrant as specified in its charter)



                            COMMISSION FILE NUMBER 1-12970




    PROVINCE OF ONTARIO                          98770100
-------------------------------------     -----------------------------------
    (State of other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)



                           SUITE 2700, 145 KING STREET WEST
                           TORONTO, ONTARIO, CANADA M5H 1J9

                                    (416) 865-0326
                 (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                       Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                       Yes [   ]   No [ X ]

                             1997  SECOND QUARTER RESULTS

           (ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES
                        DOLLARS, UNLESS OTHERWISE INDICATED.)


GENERAL

Exploration efforts at the Red Lake Mine continue to expand the high grade discovery zones. A new gold zone located on the opposite side to the main ore body at Red Lake has also been discovered. Cash production costs at the Wharf Mine continue the favourable trend of declining from 1996 levels.


FINANCIAL RESULTS

                                                  Three months ended              Six months ended
                                                            June 30,                      June 30,
                                                 1997           1996           1997           1996
                                              --------      ---------       -------       --------
                                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)
Revenues                                      $  15.9         $  22.3       $  30.0          $ 44.4
Earnings (loss)                                  (4.9)            4.5          (3.4)            8.1
Earnings (loss) per share (fully diluted)       (0.07)           0.07         (0.05)           0.12
Cash flow (deficiency) from operations            1.9             4.7          (3.2)            9.0
Cash flow (deficiency) from operations
   per share (fully diluted)                     0.02            0.07         (0.05)           0.14
Gold sales (OUNCES)                            25,100          40,625        46,400          82,138
Average realized gold price per ounce             343             385           342             385



LIQUIDITY AND CAPITAL RESOURCES


                                           As at          As at
                                        June 30,   December 31,
                                            1997           1996
                                     -----------   ------------
                             (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)

Cash and short-term investments           $  25.3        $  30.0
Marketable securities
   -book value                               16.9           26.6
   -market value                             12.3           40.0
Working capital                              37.9           43.7
Total debt                                    1.6            7.2
Debt-to-equity ratio                       0.01:1         0.04:1


Goldcorp realized pre-tax gains of $4.1 million on the sale of marketable securities ($2.3 million after-tax). Also, a provision for the decline in marketable securities of $4.6 million was recorded in the second quarter, reflecting an overall decline in gold stocks.

GOLD MINING OPERATIONS


                                         Three months ended    Six months ended
                                                   June 30,            June 30,
                                             1997      1996      1997      1996
                                          -------  --------    ------  --------
                        (IN MILLION OF U.S. DOLLARS, EXCEPT AS NOTED  OTHERWISE)

Operating loss                             $  (1.6)  $  (4.8)  $  (3.6) $  (4.0)
Operating cash flow                            0.4       1.5       0.8      5.8
Gold production (OUNCES)                    27,554    38,061    48,430   80,201
Average operating cost per ounce (US $)
  Cash production cost                         235       337       240      311
  Royalties and severance taxes                 19        17        17       15
  Non-cash costs                                86        73        87       69
                                           -------   -------   -------  -------
  Total operating cost                         340       427       344      395
                                           -------   -------   -------  -------
                                           -------   -------   -------  -------


The decrease in operating loss from gold mining operations for both the second quarter and the six months ended June 30, 1997, compared to a year ago, was mainly as a result of the writedown of $3.1 million of the Golden Reward Mine assets recorded in the second quarter of 1996. Before giving effect to the writedown, the operating results from gold mining operations for the six months ended June 30, 1997, decreased compared to a year ago, mainly as a result of lower total gold production, a lower realized gold price and ongoing operating costs incurred at Red Lake during the labour stoppage. The operating loss for the second quarter of 1997 remained consistent with the prior year, before giving effect to the writedown. Lower total gold production, a lower realized gold price and ongoing operating costs incurred at Red lake during the labour stoppage, were offset by an improvement in the cash production cost per ounce at the Wharf Mine.

The improvement in the cash production cost per ounce for both the second quarter and the six months ended June 30, 1997, was mainly the result of the improvement in the cash production cost per ounce at the Wharf Mine.

RED LAKE MINE

                                         Three months ended    Six months ended
                                                   June 30,            June 30,
                                             1997      1996      1997      1996
                                          -------  --------    ------  --------
                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT AS NOTED  OTHERWISE)

Operating loss                               $(1.5)   $ (0.9)    $(3.3) $  (0.6)
Operating cash flow (deficiency)              (1.4)     (0.4)     (3.0)     0.9
Gold production (OUNCES)                               9,476             24,178
Operating cost per ounce (US $)
  Cash production cost                                   429                359
  Non-cash costs                                          34                 33
                                           -------   -------   -------  -------
  Total operating cost                                   463                392
                                           -------   -------   -------  -------
                                           -------   -------   -------  -------

The exploration program at the Red Lake Mine continues to expand the high grade discovery zones. Also, in June 1997, Goldcorp announced the discovery of a new gold zone which is located on the opposite side of the main ore body to all previously announced drill results. Projected annual production, planned to commence in 1999, has been raised to 200,000 ounces based on the exploration success to date. Gold production was interrupted by a labour stoppage, however,
in June 1996.   Exploration and development work have continued.  Ongoing
operating costs incurred during the labour stoppage have resulted in an operating loss and an operating cash deficiency being recorded during the second quarter of 1997.


WHARF MINE

                                         Three months ended    Six months ended
                                                   June 30,            June 30,
                                             1997      1996      1997      1996
                                          -------  --------    ------  --------
                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT AS NOTED  OTHERWISE)

Operating profit (loss)                    $ 0.013   $  0.1    $(0.011) $   1.2
Operating cash flow                            2.0       2.0       4.1      4.7
Gold production (OUNCES)                    27,554    23,211    48,430   45,354
Operating cost per ounce (US$)
  Cash production cost                         235       284       240      268
  Royalties and severance taxes                 19        25        17       24
  Non-cash costs                                86        76        87       74
                                           -------   -------   -------  -------
  Total operating cost                         340       385       344      366
                                           -------   -------   -------  -------
                                           -------   -------   -------  -------


The increase in gold production both for the second quarter and the six months ended June 30, 1997, compared to a year ago, was mainly due to a higher grade of ore leached.

The decrease in the cash production cost per ounce for both the second quarter and the six months ended June 30, 1997, was mainly due to a higher grade of ore leached, as well as not having the negative impact of the write-off of 4,393 ounces or $1.3 million from one of the leach pads recorded in the second quarter of 1996. The increase in non-cash costs per ounce for both the second quarter and the six months ended June 30, 1997, was mainly due to the acquisition of the remaining minority interest in Wharf Resources Ltd. in December 1996, and the resulting amortization of that purchase price discrepancy.

The Wharf Mine's lower operating results for both the second quarter and the six months ended June 30, 1997, were mainly the result of a lower realized gold price per ounce.

The production target at the Wharf Mine has been revised to 103,000 ounces at a cash production cost of $237 per ounce and a total operating cost of $341 per ounce.

GOLDEN REWARD MINE
(GOLDCORP'S 60% CONSOLIDATED SHARE)

                                   Three months ended         Six months ended
                                             June 30,                 June 30,
                                     1997        1996         1997        1996
                                  -------    --------       ------    --------
                        (IN MILLIONS OF U.S. DOLLARS, EXCEPT AS NOTED OTHERWISE)

Operating loss                   $  (0.2)    $  (4.0)     $  (0.3)    $  (4.6)
Operating cash flow (deficiency)    (0.2)       (0.1)        (0.3)        0.2
Gold production (OUNCES)
  -100%                                        8,957                   17,782
  -Goldcorp's 60% share                        5,374                   10,669
Operating cost per ounce (US$)
  Cash production cost                           409                      383
  Royalties and severance taxes                   13                       13
  Non-cash costs                                 133                      126
                                 -------     -------      -------     -------
  Total operating cost                           555                      522
                                 -------     -------      -------     -------
                                 -------     -------      -------     -------


Gold production at the Golden Reward Mine was suspended in June 1996. The mine continues to be on a care and maintenance basis.

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME


                                  Three months ended         Six months ended
                                            June 30,                 June 30,
                                    1997        1996         1997        1996
                                 -------    --------       ------    --------
                                        (IN MILLIONS OF  U.S. DOLLARS)

Revenues                          $  7.3      $  6.6       $ 14.2      $ 12.7
Operating profit                     2.3         1.8          4.6         3.7
Operating cash flow                  2.6         2.0          5.2         4.3

The improvement in operating results from industrial mineral operations for both the second quarter and the six months ended June 30, 1997, was mainly due to an increase in revenues from sodium sulphate as a result of strong market conditions (both increased tonnage and increased prices). Havelock Lime's operations have remained relatively consistent compared to the prior year.

FINANCIAL AND STATISTICAL INFORMATION

Attached are the Production Statistics and the Consolidated Financial Statements of Goldcorp Inc. for the three and six months ended June 30, 1997.

For further information, please contact:

Dalen B. Fairbairn
Senior Vice President and
Chief Financial Officer

(416) 865-0326

email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG.B")

GOLDCORP INC.
PRODUCTION STATISTICS

                                                    Three months ended              Six months ended
                                                              June 30,                      June 30,
                                                   1997           1996           1997           1996
                                                -------       --------        -------       --------
RED LAKE MINE PRODUCTION STATISTICS
  Tons of ore milled (000'S)                                        40                            94
  Average mill head grade (OUNCES PER TON)                       0.290                         0.310
  Average recovery rate (%)                                      83.47                         84.57
  Gold production (OUNCES)                                       9,476                        24,178
  Operating cost per ounce (US $)*
     Cash production cost                       $              $   429        $              $   359
     Non-cash costs                                                 34                            33
                                                -------        -------        -------        -------
  Total operating cost                          $              $   463        $              $   392
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------
* excludes costs incurred during labour strike


WHARF MINE PRODUCTION STATISTICS
  Tons of ore mined (000'S)                       1,096          1,044          2,008          2,026
  Tons of waste removed (000'S)                   1,590          1,513          2,550          3,661
  Ratio of waste to ore                          1.45:1         1.45:1         1.27:1         1.81:1
  Tons of ore processed (000'S)                   1,153          1,086          2,054          2,062
  Average grade of gold
     processed (OUNCES PER TON)                   0.030          0.029          0.030          0.027
  Gold production (OUNCES)                       27,554         23,211         48,430         45,354
  Operating cost per ounce (US$)
     Cash production cost                       $   235        $   284        $   240        $   268
     Royalties and severance taxes                   19             25             17             24
     Non-cash costs                                  86             76             87             74
                                                -------        -------        -------        -------
  Total operating cost                          $   340        $   385        $   344        $   366
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------


GOLDEN REWARD MINE PRODUCTION STATISTICS (100%)
  Tons of ore mined (000'S)                                        307                           649
  Tons of waste removed (000'S)                                  1,337                         2,703
  Ratio of waste to ore                                         4.36:1                        4.16:1
  Tons of ore processed (000'S)                                    349                           702
  Average grade of gold processed (OUNCES PER TON)               0.035                         0.035
  Gold production (OUNCES)
     -100%                                                       8,957                        17,782
     -Goldcorp's 60% share                                       5,374                        10,669
  Goldcorp's proportionate operating cost
     per ounce (US$)
     Cash production cost                       $              $   409        $              $   383
     Royalties and severance taxes                                  13                            13
  Non-cash costs                                                   133                           126
                                                -------        -------        -------        -------
     Total operating cost                       $              $   555        $              $   522
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------

CONSOLIDATED PRODUCTION STATISTICS
  Total gold production (OUNCES)                 27,554         41,644         48,430         87,314
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------
  Goldcorp's consolidated share (OUNCES)         27,554         38,061         48,430         80,201
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------
  Average operating cost per ounce (US$)
     Cash production cost                       $   235        $   337        $   240        $   311
     Royalties and severance taxes                   19             17             17             15
  Non-cash costs                                     86             73             87             69
                                                -------        -------        -------        -------
     Total operating cost                       $   340        $   427        $   344        $   395
                                                -------        -------        -------        -------
                                                -------        -------        -------        -------


GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)
                                                           As at         As at
                                                        June 30,  December 31,
                                                            1997          1996
                                                        --------  ------------
ASSETS

CURRENT ASSETS
  Cash and short-term investments                       $ 25,274      $ 30,007
  Gold bullion inventory                                   1,349           714
  Accounts receivable                                     10,364         9,960
  Marketable securities                                   12,336        26,607
  Inventories                                              9,065         8,079
  Prepaid expenses and other                                 981         1,012
                                                        --------      --------
                                                          59,369        76,379
MINING INTERESTS, NET                                    149,889       146,926
DEPOSITS FOR RECLAMATION COSTS                             3,543         3,520
OTHER ASSETS                                               2,975         2,459
                                                        --------      --------

                                                        $215,776      $229,284
                                                        --------      --------
                                                        --------      --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities              $ 10,288      $ 14,357
  Taxes payable                                            9,593        11,203
  Current portion of long-term debt                        1,542         7,128
                                                        --------      --------
                                                          21,423        32,688
                                                        --------      --------
LONG-TERM DEBT                                                39            60
                                                        --------      --------
PROVISION FOR RECLAMATION COSTS
  AND OTHER LIABILITIES                                    4,028         4,080
                                                        --------      --------
DEFERRED INCOME TAXES                                      8,740         7,179
                                                        --------      --------

SHAREHOLDERS' EQUITY
  Capital stock                                           81,600        81,299
  Contributed surplus                                     76,068        76,223
  Cumulative translation adjustment                        3,739         4,212
  Retained earnings                                       20,139        23,543
                                                        --------      --------
                                                         181,546       185,277
                                                        --------      --------

                                                        $215,776      $229,284
                                                        --------      --------
                                                        --------      --------





                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                          CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS OF  UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                             Three months ended              Six months ended
                                                       June 30,                      June 30,
                                            1997           1996           1997           1996
                                         -------       --------        -------       --------
Revenues
  Gold bullion                           $ 8,616        $15,649        $15,889        $31,678
  Industrial minerals                      7,296          6,626         14,159         12,679
                                         -------        -------        -------        -------
                                          15,912         22,275         30,048         44,357
                                         -------        -------        -------        -------
Expenses
  Operating                               12,693         18,954         24,236         35,217
  Corporate administration                   922            880          1,861          1,850
  Depreciation and depletion               2,552          3,303          4,863          6,337
  Exploration                                 38            101             87            178
  Writedown of Golden Reward Mine                         3,107                         3,107
                                         -------        -------        -------        -------
                                          16,205         26,345         31,047         46,689
                                         -------        -------        -------        -------

Loss from operations                        (293)        (4,070)          (999)        (2,332)
                                         -------        -------        -------        -------

Other income (expense)
  Interest and other income                  533            926          1,158          1,620
  Gain on marketable securities              358         11,452          4,122         16,315
  Provision for decline in marketable
   securities                             (4,618)                       (4,618)
  Interest expense
  Long-term debt                             (76)          (211)          (151)          (455)
  Other                                       (4)            (5)            (8)            (9)
                                         -------        -------        -------        -------
                                          (3,807)        12,162            503         17,471
                                         -------        -------        -------        -------

Earnings (loss) before taxes
  and minority interest                   (4,100)         8,092           (496)        15,139
Income and mining taxes                      780          5,312          2,905          8,483
                                         -------        -------        -------        -------

Earnings (loss) before minority interest  (4,880)         2,780         (3,401)         6,656
Minority interest                                         1,735                         1,445
                                         -------        -------        -------        -------

Earnings (loss) for the period           $(4,880)       $ 4,515        $(3,401)       $ 8,101
                                         -------        -------        -------        -------
                                         -------        -------        -------        -------

Earnings (loss) per share
  Basic                                  $ (0.07)       $  0.07        $ (0.05)       $  0.13
                                         -------        -------        -------        -------
                                         -------        -------        -------        -------
  Fully diluted                          $ (0.07)       $  0.07        $ (0.05)       $  0.12
                                         -------        -------        -------        -------
                                         -------        -------        -------        -------

Weighted average number of shares
  outstanding (000's)
  Basic                                   68,334         63,154         68,339         63,068
                                         -------        -------        -------        -------
                                         -------        -------        -------        -------
  Fully diluted                           73,110         67,316         73,115         67,212

                                         -------        -------        -------        -------
                                         -------        -------        -------        -------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                          CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                       Three months ended              Six months ended
                                                                 June 30,                      June 30,
                                                      1997           1996           1997           1996
                                                   -------       --------        -------       --------
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period                   $(4,880)       $ 4,515        $(3,401)       $ 8,101
  Items not affecting cash
    Depreciation, depletion and amortization         2,445          3,463          5,141          7,088
    Writedown of Golden Reward Mine                                 3,107                         3,107
    Gain on marketable securities,
      net of tax provision                            (198)        (6,391)        (2,283)        (9,084)
    Provision for decline in marketable
      securities                                     4,618                         4,618
    Deferred income taxes                              838            432          1,621            786
    Minority interest                                              (1,735)                       (1,445)
    Other                                              (38)            57            (75)           140
                                                   -------        -------        -------        -------
                                                     2,785          3,448          5,621          8,693
  Change in non-cash operating
    working capital                                   (921)         1,298         (8,816)           339
                                                   -------        -------        -------        -------
Net cash provided by (used in)
    operating activities                             1,864          4,746         (3,195)         9,032
                                                   -------        -------        -------        -------

Investing activities
  Mining interests                                  (4,555)        (2,769)        (8,281)        (5,182)
  Purchases of marketable securities                (2,110)        (2,864)        (5,104)        (7,800)
  Proceeds from sale of  marketable securities       1,905         30,267         19,629         39,073
  Taxes paid on sale of marketable
    securities, prior year                              22                        (2,150)
  Purchases of other assets                                                          (29)
  Other                                                (13)          (315)           (23)          (634)
                                                   -------        -------        -------        -------
Net cash provided by (used in)
  investing activities                              (4,751)        24,319          4,042         25,457
                                                   -------        -------        -------        -------

Financing activities
  Repayment of long-term debt                       (1,605)        (1,696)        (5,658)        (4,492)
  Issue (redemption) of capital stock, net            (103)           566            146            690
  Dividends paid to minority shareholders_                    (477)                         (477)
                                                             ------       ------           ------
Net cash used in financing activities               (1,708)        (1,607)        (5,512)        (4,279)
                                                   -------        -------        -------        -------
Effect of exchange rate changes on cash                 92             86            (68)            (5)
                                                   -------        -------        -------        -------
Increase (decrease) in cash and
  short-term investments                            (4,503)        27,544         (4,733)        30,205
Cash and short-term investments
  at beginning of period                            29,777         43,059         30,007         40,398
                                                   -------        -------        -------        -------
Cash and short-term investments
  at end of period                                 $25,274        $70,603        $25,274        $70,603
                                                   -------        -------        -------        -------
                                                   -------        -------        -------        -------


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                          CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL

    The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1996. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company accounts for its 60% undivided interest in the Golden Reward Mining Company Limited Partnership using the proportionate consolidation method of accounting.

    These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.  REPORTING CURRENCY

    The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing January 1, 1997.

    Comparative figures previously reported in Canadian dollars have been translated at the exchange rate in effect on January 1, 1997.

                                   SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GOLDCORP INC.


                                       By   /s/ Floriana G. Cipollone
                                            --------------------------------
                                            Floriana G. Cipollone
                                            Corporate Controller and
                                            Treasurer
                                            (Duly Authorized Officer)


Date:  June 30, 1997.